Filed Pursuant to Rule 433
                                                         File No. 333-141613-01

CSMC 2007-C2 Price Guidance

Bookrunner/Lead Manager:    Credit Suisse

Co-Managers:  Finacorp Securities, KeyBanc Capital Markets,
              RBS Greenwich Capital, Wachovia

Bond   Rt'g(M/S)    Size(mm)     A/L       Window       C/E        Guidance
A1     Aaa/AAA      26.0         2.6       1-53         30.000%    S+10A
A2     Aaa/AAA      318.0        4.6       53-59        30.000%    S+23A
AAB    Aaa/AAA      64.3         7.3       59-115       30.000%    S+28A
A3     Aaa/AAA      368.0        9.7       115-117      30.000%    S+28A
A1A    Aaa/AAA      1,532.1      ******    Not Available  ******
AMFX   Aaa/AAA      329.8 (#)    9.9       118          20.000%    S+33A
AMFL   Aaa/AAA      [xxx] (#)    9.9       118          20.000%    L+20A
AJ     Aaa/AAA      272.1        9.9       118-119      11.750%    S+37A
B(*)   Aa1/AA+      16.5         9.9       119          11.250%    S+44A
C(*)   Aa2/AA       53.6         9.9       119          9.625%     S+46A
D(*)   Aa3/AA-      28.9         9.9       119          8.750%     S+50A
E(*)   A1/A+        16.5         9.9       119          8.250%     S+55A
F(*)   A2/A         28.9         9.9       119          7.375%     S+60A
G(*)   A3/A-        28.9         9.9       119          6.500%     S+70A
H(*)   Baa1/BBB+    45.3         9.9       119          5.125%     S+115A
J(*)   Baa2/BBB     37.1         9.9       119          4.000%     S+145A
K(*)   Baa3/BBB-    33.0         10.0      119-120      3.000%     S+190-200
AX(*)  Aaa/AAA(IO)  ~25mm        N/A       N/A          N/A        **Call Desk**

(*)Offered pursuant to rule 144a/RegS
(#) Size to be determined based on demand


Loan Sellers          Column 86% / KeyBank 14%
Credit                LTV 75.6% / DSCR 1.31x
Prop Types            MF 47% / Office 31% / Retail 14% / Hotel 3%
Loan Concentration    Top1 14% / Top3 28% / Top5 35% / Top10 45%
Avg Loan Size         $15.9mm
Expected Timing       Roadshow week of Apr 16 / Launch & Px week of Apr 23
Settle                May 9, 2007


The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates with a file number of 333-137192. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement that will be prepared for the securities offering to which this free writing prospectus relates. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus is preliminary, and may be superseded by an additional free writing prospectus provided to you prior to the time you enter into a contract of sale. This preliminary free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

A contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us. You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

The information contained in the attached materials (the "Information") has been provided by Credit Suisse Securities (USA) LLC ("CS") and is preliminary and subject to change. The Information does not include all of the information required to be included in the private placement memorandum relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective purchasers are recommended to review the final private placement memorandum relating to the securities ("Offering Documents") discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final private placement memorandum may be obtained from CS by calling toll-free 1-800-221-1037.

There shall not be any offer or sale of the securities discussed in this communication in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither CS nor the issuer has verified these analyses, calculations or valuations. Neither CS nor the issuer has undertaken to update or amend the Information since the date it was issued. More current information may be available publicly from other sources.

The attached material may not be forwarded or provided by you to any other person.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.